September 20, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.  20549

Re:	PLUS THERAPEUTICS, INC.
Registration Statement on Form S-1 (Registration No. 333-229485)
Concurrence in Acceleration Request

Ladies and Gentlemen:

H.C. Wainwright & Co., LLC (“Wainwright”), as managing underwriter for the above-referenced offering, hereby concurs in the request by Plus Therapeutics, Inc. that the effective date of the above-referenced registration statement be accelerated to 12:00 P.M. Eastern Time on Monday, September 23, 2019, or as soon as practicable thereafter, pursuant to Rule 461 under the Securities Act.  Wainwright affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours, H.C. WAINWRIGHT & CO., LLC
By:	__/s/ Edward D. Silvera____
Name: Edward D. Silvera Title: Chief Operating Officer

430 Park Avenue | New York, New York 10022 | 212.356.0500

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